FILED BY NORTHROP GRUMMAN CORPORATION
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 OF THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: NEWPORT NEWS
                                  SHIPBUILDING INC.
                                  COMMISSION FILE NO.:  1-12385

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:     310-553-6262
Fax:           310-556-4561

Contact:       Bob Bishop (310) 201-3335

FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN, DOJ, DOD AGREE TO
-------------------------------------
NEWPORT NEWS SHIPBUILDING ACQUISITION TIMELINE
----------------------------------------------------

     Los Angeles -- Aug. 10, 2001 -- Northrop Grumman Corporation (NYSE:
NOC) announced today that it will comply with a Department of Justice request not to issue before Aug. 20, 2001, its intent to consummate its proposed acquisition of Newport News Shipbuilding Inc. (NYSE: NNS); this would mean that Northrop Grumman could not consummate such an acquisition earlier than Sept. 4, 2001 (10 business days after notification).

     The agreement was signed by Northrop Grumman, the Department of Defense (DoD) and the Department of Justice (DoJ), as well as by General Dynamics Corporation, which also seeks to acquire Newport News. In the agreement, DoJ and DoD said that they will inform the companies of their enforcement intentions regarding the transaction after receiving notification of intent to close.

     Northrop Grumman announced on May 9, 2001, its offer to acquire Newport News Shipbuilding; the company filed its Hart-Scott-Rodino premerger notification with DoJ on May 18, 2001.

     On June 18, 2001, DoJ requested additional information on the transaction, and Northrop Grumman announced that it would comply. By law, the waiting period required under Hart-Scott-Rodino would have expired 30 days after Northrop Grumman substantially complied with the request, unless it was extended by court order or by the consent of Northrop Grumman. Northrop Grumman has substantially complied with the request. With today's agreement, the companies, DoJ and DoD have consented to let the review process proceed.

     Northrop Grumman Corporation is a $15 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NEWPORT NEWS SHIPBUILDING. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND OTHER OFFER DOCUMENTS) FILED BY NORTHROP GRUMMAN WITH THE SEC CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER DOCUMENTS WILL BE MADE AVAILABLE AT NO CHARGE TO ALL STOCKHOLDERS OF NEWPORT NEWS. THE EXCHANGE OFFER STATEMENT (INCLUDING THE PROSPECTUS, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE SEC) WILL ALSO BE AVAILABLE AT NO CHARGE AT THIS SEC'S WEBSITE AT WWW.SEC.GOV.

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